Exhibit 99.1

ASML discloses 2022 AGM results

VELDHOVEN, the Netherlands, April 29, 2022 – ASML Holding NV today announces the results of its Annual General Meeting (AGM) held on April 29, 2022.

At the AGM, ASML’s statutory financial statements for the 2021 financial year were adopted. In addition, the following items were approved:

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Proposal to adopt a final dividend payment of €3.70 per ordinary share, which, together with the interim dividend paid on November 12, 2021, leads to a total dividend for 2021 of €5.50 per ordinary share

•	Proposals to discharge the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the 2021 financial year

•	Proposal to determine the maximum number of shares available for the Board of Management

•	Proposal to amend the remuneration policy for the Board of Management

•	Proposals to reappoint Terri Kelly and to appoint Alexander Everke and An Steegen as members of the Supervisory Board

•	Proposal to appoint KPMG as the external auditor for the 2023 and 2024 reporting years

•	Proposal to amend ASML’s Articles of Association

•	Proposal to authorize the Board of Management for a period of 18 months as of April 29, 2022 to:

•	Issue shares or grant rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances

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Authorize the Board of Management to restrict or exclude pre-emption rights in connection with the authorizations referred to under the previous point, all subject to the approval of the Supervisory Board

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Proposal to authorize the Board of Management for a period of 18 months as of April 29, 2022 to repurchase a maximum of 10% of ASML’s issued share capital, subject to the approval of the Supervisory Board. The ordinary shares can be acquired at a price between the nominal value of the shares acquired and 110% of the average market price for these securities on the Euronext Amsterdam stock exchange or Nasdaq stock market. The AGM also authorized the cancelation of up to 10% of ASML’s issued share capital as of April 29, 2022.

A positive advisory vote was also cast on the remuneration report for the ASML Board of Management and Supervisory Board for the 2021 financial year.

The following subjects were also discussed at the AGM:

•	ASML’s business, financial situation and sustainability

•	ASML’s reserves and dividend policy

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The notification of the reappointment of Peter Wennink and Martin van den Brink for a two-year term and Frédéric Schneider-Maunoury, Christophe Fouquet and Roger Dassen for a four-year term as members of the Board of Management

•	The composition of the Supervisory Board in 2023: Gerard Kleisterlee and Rolf-Dieter Schwalb will retire by rotation as of the 2023 AGM

The presentation given at the AGM and the recording of the webcast are available on the AGM 2022 page.

About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 33,100 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

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